UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Express, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30219E103

(CUSIP Number)

R. Cabell Morris Jr., Esq.

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-5609

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30219E103		SCHEDULE 13D

1	Name of Reporting Person 1981 Investments LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,300,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,300,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,300,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.8%(1)

14	Type of Reporting Person OO

(1) Calculated based on 84,293,740 shares of the Common Stock, $0.01 par value, of Express, Inc. (the “Issuer”), outstanding as of November 29, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended November 1, 2014.

CUSIP No. 30219E103		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,300,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,300,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,300,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.8%(1)

14	Type of Reporting Person PN

(1) Calculated based on 84,293,740 shares of the Common Stock, $0.01 par value, of the Issuer outstanding as of November 29, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended November 1, 2014.

CUSIP No. 30219E103		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners II GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,300,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,300,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,300,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.8%(1)

14	Type of Reporting Person PN

(1) Calculated based on 84,293,740 shares of the Common Stock, $0.01 par value, of the Issuer outstanding as of November 29, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended November 1, 2014.

CUSIP No. 30219E103		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners II GP, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,300,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,300,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,300,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.8%(1)

14	Type of Reporting Person CO

(1) Calculated based on 84,293,740 shares of the Common Stock, $0.01 par value, of the Issuer outstanding as of November 29, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended November 1, 2014.

CUSIP No. 30219E103		SCHEDULE 13D

1	Name of Reporting Person Stefan L. Kaluzny

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,300,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,300,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,300,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.8%(1)

14	Type of Reporting Person IN

(1) Calculated based on 84,293,740 shares of the Common Stock, $0.01 par value, of the Issuer outstanding as of November 29, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended November 1, 2014.

CUSIP No. 30219E103	SCHEDULE 13D

Item 1.                                 Security and Issuer

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Express, Inc., a Delaware corporation (the “Issuer”) and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on June 12, 2014 (the “Initial Schedule 13D”). The principal executive offices of the Issuer are located at 1 Express Drive, Columbus, Ohio 43230.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4.                                 Purpose of Transaction

Item 4 is hereby amended and restated as follows:

On January 20, 2015, Sycamore Partners (“Sycamore”) and the Issuer issued a press release announcing that despite having worked together in good faith towards a transaction over the past several months, discussions regarding Sycamore’s expressed interest in acquiring the Issuer have been terminated due to the unavailability of financing on commercially acceptable terms.

As a result of the termination of discussions between Sycamore and the Issuer, the Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, selling some or all of their beneficial or economic holdings or engaging in hedging or similar transactions with respect to the securities relating to the Issuer or purchasing additional shares of the Common Stock or other financial instruments related to the Issuer.  In addition, depending upon the factors described above, the Reporting Persons may also consider or determine to propose one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D or otherwise change their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.                                 Interest in Securities of the Issuer

Item 5 is hereby amended by amending and restating the first and second paragraphs as follows:

(a), (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended November 1, 2014, there were 84,293,740 shares of the Common Stock outstanding as of November 29, 2014.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

In connection with the termination of discussions between Sycamore and the Issuer regarding Sycamore’s interest in acquiring the Issuer, Sycamore has agreed to be bound until June 15, 2015, by certain restrictions relating to, among other things, the disclosure of certain information and Sycamore’s ability to contact or enter into an arrangement with third parties for the purpose of acquiring the Issuer.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2015

1981 INVESTMENTS LLC

By:	/s/ Stefan L. Kaluzny
Name:	Stefan L. Kaluzny
Title:	Chief Executive Officer,
President & Secretary

SYCAMORE PARTNERS II, L.P.

By:	Sycamore Partners II GP, L.P.,
its general partner

By:	Sycamore Partners II GP, Ltd.,
its general partner

By:	/s/ Stefan Kaluzny
Stefan Kaluzny, its Director

SYCAMORE PARTNERS II GP, L.P.

By:	Sycamore Partners II GP, Ltd.,
its general partner

By:	/s/ Stefan Kaluzny
Stefan Kaluzny, its Director

SYCAMORE PARTNERS II GP, LTD.

By:	/s/ Stefan Kaluzny
Stefan Kaluzny, its Director

STEFAN L. KALUZNY

/s/ Stefan L. Kaluzny